SWIRE PACIFIC

RECEIVED

2006 MAR -7 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/24

2nd March 2006

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

06011350

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's press announcement published today in The Standard for your record.

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

dlw 3/7

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

SWIRE PACIFIC

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes : 00019 and 00087)

Extraordinary General Meeting held on 1st March 2006 – Poll Results

Reference is made to the Company's announcement dated 20th January 2006 and the circular to shareholders dated 13th February 2006 (the "Circular") regarding the Acquisition Agreement entered into by the Company and Swire Properties with CITIC Pacific and Newmarket and the Transactions. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolution proposed at the Extraordinary General Meeting ("EGM") of Swire Pacific Limited held on 1st March 2006:

Ordinary Resolution	No. of Votes (%)	
	For	Against
To approve the entering into of the Acquisition Agreement and the Transactions. *(Note 1)*	3,031,536,556 (99.9861%)	420,000 (0.0139%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was passed as an ordinary resolution.

Notes

(1) The full text of the resolution is set out in the notice of the EGM dated 13th February 2006.

(2) The total number of shares entitling the holder to attend and vote for or against the resolution at the EGM : 930,375,385 "A" shares and 3,003,486,271 "B" shares. There were no restrictions on any shareholders to cast votes on the proposed resolution at the EGM. The total number of shares entitling the holder to attend and vote only against the resolution at the EGM : Nil "A" shares and Nil "B" shares.

(3) Every member present in person or by proxy has one vote for every share of which he is the holder.

(4) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(5) The Directors of the Company as at the date of this announcement are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr;

Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and

Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M C C Sze and M M T Yang.

For and on behalf of

Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 1st March 2006